UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Aravive, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

03890D108

(CUSIP Number)

Qianye Karen Liu

c/o BC Axis Limited, Suite 701,

Tower C, Tsinghua Science Park,

No 1. Zhongguancun East Road; Hainan District,

Beijing, China

With a copy to:

Hans Ge, Esq.
Sullivan & Worcester LLP
1633 Broadway

New York, NY 10019

(Name, address and telephone number of person authorized to receive notices and communications)

April 22, 2020

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Qianye Karen Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 449,910
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 449,910

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 449,910
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.80%*
14	TYPE OF REPORTING PERSON IN

*	This percentage is based on a total 16,087,266 shares of common stock outstanding as of October 30, 2020 based on disclosures in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 5, 2020.

1	NAME OF REPORTING PERSONS BC Axis Limited, as controlled by 3E Bioventures Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 449,910
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 449,910

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 449,910
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.80%*
14	TYPE OF REPORTING PERSON CO

*	This percentage is based on a total 16,087,266 shares of common stock outstanding as of October 30, 2020 based on disclosures in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 5, 2020.

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by the undersigned, pursuant to §240.13d-2(a) under the Act, with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Aravive, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at River Oaks Tower, 3730 Kirby Drive, Suite 1200, Houston, Texas. This Amendment No. 1 amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 22, 2018 (the “Schedule 13D”). This Amendment No. 1 is filed to report that Qianye Karen Liu and BC Axis Limited (the “Reporting Persons”) ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer. This is the final amendment to the Schedule 13D and an exit filing the Reporting Persons. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5(a) and (e) of the Schedule 13D is hereby amended and supplemented as follows:

(a)	As of February 18, 2021, the Reporting Persons may be deemed to beneficially own 449,910 shares of Common Stock, representing approximately 2.80% of shares of Common Stock outstanding.

The foregoing beneficial ownership percentage is based on a total 16,087,266 shares of common stock outstanding as of October 30, 2020 based on disclosures in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 5, 2020.

(e)

On April 23, 2020, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer based on a total 15,015,932 shares of common stock outstanding as of March 16, 2020 based on disclosures in the Issuer’s annual report on Form 10-K filed with the SEC on March 27, 2020.

Item 7.	Material to be Filed as Exhibits

Exhibit 1

Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

[signature page follows]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2021		/s/ Qianye Karen Liu
Qianye Karen Liu

Dated: February 18, 2021		BC AXIS LIMITED, as controlled by
3E Bioventures Capital, L.P.

	By:	/s/ Qianye Karen Liu
Qianye Karen Liu